FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Moorthy, Ganesh	2. Date of Event Requiring Statement Month/Day/Year 02/03/03	4. Issuer Name and Ticker or Trading Symbol Microchip Technology Incorporated "MCHP"
(Last) (First) (Middle) c/o Microchip Technology Incorporated 2355 West Chandler Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

5. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
    Director                          10% Owner
X Officer                            Other
(give title below)              (specify below)

Vice President, Advanced Microcontroller and Automotive Division

6. If Amendment, Date of Original (Month/Day/Year)
(Street) Chandler, AZ 85224-6199		7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	495	D
Common Stock	2,250	I	Held by Ganesh Moorthy and Hema Moorthy Revocable Living Trust dated 3/30/00
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock Option (Right to Buy)	12/03/02(1)	12/3/2011	Common Stock	72,000	$23.70	D
Common Stock Option (Right to Buy)	2/17/03(2)	1/22/2012	Common Stock	1,128	$24.267	D
Common Stock Option (Right to Buy)	10/25/03(3)	10/25/2012	Common Stock	26,000	$24.04	D
Common Stock Option (Right to Buy)	7/3/03(4)	04/03/2012	Common Stock	3,600	$27.153	D
Common Stock Option (Right to Buy)	3/31/06(5)	04/03/2012	Common Stock	39,000	$27.153	D
Common Stock Option (Right to Buy)	3/31/03(6)	04/03/2012	Common Stock	24,000	$27.153	D
Common Stock Option (Right to Buy)	3/31/05(7)	04/03/2012	Common Stock	16,500	$27.153	D
Common Stock Option (Right to Buy)	8/1/03(8)	08/01/2012	Common Stock	3,429	$21.00	D

Explanation of Responses:

(1) The option vests 25% on the 1-year anniversary date of the option, then in 36 equal monthly installments commencing 01/03/2003.
(2) The option vests in full on 02/17/2003.
(3) The option vests in 24 equal monthly installments, commencing 10/25/2003.
(4) The option vests in full on 07/03/2003.
(5) The option vests in 12 equal monthly installments, commencing 03/31/2006.
(6) The option vests in 24 equal monthly installments, commencing 03/31/2003.
(7) The option vests in 12 equal monthly installments, commencing 03/31/2005.
(8) The option vests in full on 08/01/2003.

By: /s/ Ganesh Moorthy by Mary K. Simmons, Attorney-In-Fact **Signature of Reporting Person	02/11/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

 Know all by these presents, that the undersigned hereby constitutes and appoints each of Steve Sanghi and Mary K. Simmons, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Microchip Technology Incorporated (the

"Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities

Exchange Act of 1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4,

or 5, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any

stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to,

in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite,

necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation,

hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming,

nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

 This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company,

unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

 IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to

be executed as of this   6th    day of               February                ,

200 3 .

  /s/  Ganesh Moorthy

 Signature

  Ganesh Moorthy

 Print Name